Mail Stop 4561

June 3, 2009

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

      Re: **FriendFinder Networks Inc.**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed May 18, 2009
              File No. 333-156414

Dear Mr. Bell:

We have reviewed the above-captioned filing and your response letter, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated May 8, 2009.

General

1.   We note your responses to: (1) prior comments 25, 75, and 77 in your letter dated March 26, 2009, (2) prior comments 7, 29, and 30 in your letter dated April 24, 2009, and (3) prior comment 21 in your letter dated May 18, 2009. We also note that your IPO price range has not been determined. Please update us with a proposed IPO price range when an estimate is determined in consultation with your underwriters. Please note that we will need sufficient time to process your amendments once a price range is included and we may have additional comments with regards to your common stock valuations and/or your disclosures regarding the Company's accounting for stock-based awards when this information is provided.

2.   Please be advised that we will not be able to fully process your amendments until you complete your assessment of the intention of Series A and Series B preferred stockholders, Series B common stockholders, $0.31 warrant holders, and $0.51 warrant holders to convert their instruments to common stock prior to or upon the completion of your IPO, as noted in your response to prior comments 4, 6, and 7.

Prospectus Summary

About Our Company, page 1

3.   Please tell us whether "registrants" and "members" are two separate groups of individuals, or if the users classified as members are also considered registrants. In this regard, we note your response to prior comment 10, where you indicate that "registrants who log into one of the Company's websites and makes use of its free products and services" are now referred to in the Prospectus as "members." If registrants are also considered members, then please revise your disclosures to clarify this point.

Non-GAAP Financial Results, page 9

4.   We note your response to prior comment 3. With respect to your revised disclosures beginning on page 9 we have the following additional comments:

•   Your statement that the use of non-GAAP financial measures is useful to investors as "they eliminate one-time adjustments made for accounting purposes in connection with our Various acquisition in order to provide information that is directly comparable to our historical and current financial statements" does not address the elimination of impairment charges for goodwill and intangible assets. Revise to provide the substantive reasons why management believes the elimination of these charges is meaningful to an investor.

•   Please remove the EBITDA reconciliation from the table on page 10, as your current presentation gives the impression that pre-adjusted EBITDA is a GAAP measure. In this regard, the reconciliation of adjusted EBITDA on page 8 will satisfy the Item 10(e) reconciliation requirement.

Unaudited Pro Forma Financial Data, page 46

5.   Notwithstanding your response to our prior comment 23, we note your adjustment in footnote (11) on page 49 to increase warrants exercisable at $0.00001 per share by 142.5 million from 24.2 million (as reported) to 166.7 million (pro forma). Please revise your adjustment to exclude warrants exercisable at $0.00001 per share for warrant issuances that were not related to the financing of your Various acquisition or explain why you believe that adjustment is directly attributable to the transaction pursuant to Rule 11-02(b)(6) of Regulation S-X. In this regard, it appears that the increase includes warrants issued to Series A Convertible Preferred Stockholders in connection with the November 2007 Series B Convertible Preferred issuance, which was entered into in order to meet payroll and other operating expenses pursuant to your response to prior comment 20.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Results of Operations, page 61

6.   We note your response to prior comment 10; the amended disclosure does not appear to respond to the comment. For the time periods discussed in this section, please supplementally provide us with the following rates of conversion: (i) visitors to subscribers, (ii) registrants to subscribers, (iii) members to subscribers, (iv) visitors to paid users, (v) registrants to paid users, and (vi) members to paid users. Clearly disclose the extent to which your calculations are impacted by any overlap in the number of visitors, registrants, members, subscribers, and paid users. Also supplementally provide us with a detailed discussion of whether changes in the volume of sales or rates of conversion had a material impact on your results of operations.

7.   We note from your disclosures on page 63 that the decrease in cost of revenues for the three months ended March 31, 2009 as compared to the same period in fiscal 2008 was primarily due to a change in payment plan structure to affiliates. Please explain the changes made to your affiliate payment plans and tell us how this impacted your accounting for such costs. You also attribute part of this decrease to a decrease in revenue, however, your GAAP revenue did not decrease. Therefore, please explain further your reference to a decrease in revenue attributing to a decrease in cost of revenue and revise your disclosures accordingly.

Certain Relationships and Related Party Transactions, page 134

8.   We note your response to prior comment 15, which acknowledges that Messrs. Bell and Staton, and/or entities affiliated with them, could be considered promoters. Please amend to provide disclosure responsive to Item 404(c)(1)(ii) of Regulation S-K.

Underwriting, page 156

9.   We note your response to prior comment 17. Since you are unable to name a lead underwriter registered with the SEC and FINRA that will be making offers and sales in the United States, it is unclear why it is necessary or appropriate to refer to Renaissance on the cover page. If you retain that reference, expand the outside front cover page to state clearly that Renaissance is not registered with the SEC or FINRA and that it will not be making offers or sales in the United States. Provide concise information that will inform stockholders of the role of Renaissance, if you retain the reference. Explain to us in detail why cover page identification of

an entity that will not offer or sell securities in the United States is of key importance to potential investors. Provide an analysis concerning whether naming that company on the cover page is consistent with Rule 421(d) of Regulation C.

Notes to Consolidated Financial Statements

Note B — Summary of Significant Accounting Policies

23. Per Share Data, page F-12

10.   Please note that the Staff is still considering your response to prior comment 19 regarding the inclusion of warrants issued at an exercise price of $0.00001 per share in basic earnings per share calculations. In the meantime, please provide the following information as it relates to these issuances:

- Tell us why the Company issued warrants in connection with its debt financing for Various acquisition as opposed to issuing shares of common stock to the selling shareholders of Various;
- Tell us the economic substance behind management's decision to issue warrants at $0.00001 per share to the Series A preferred stockholders in exchange for waiving the anti-dilution provisions. In this regard, please describe the terms of the anti-dilution provisions that were waived, explain the incentive to the Series A preferred shareholders, and tell us how the Series A preferred shareholders benefitted, if at all, by accepting the warrants in lieu of the anti-dilution provisions; and
- Please provide copies of (a) the original Series A preferred stock agreements and (b) the anti-dilution waiver agreements.

Note K – Stockholders' Equity, page F-25

11.   We note from your response to prior comment 22 that you intend to file the Securities Purchase Agreement and Escrow Agreement as Exhibits 10.18 and 10.19. To the extent that you do not file these exhibits in your next amendment, please provide us with copies of these agreements and please identify the material adverse effect clauses and any other terms within such agreements supporting that the Company was obligated to issue the shares at $0.029604 per share upon receipt of the funding from these agreements.

12.   We note that from your response to prior comment 23 that your valuation specialists concluded that the enterprise value of the Company was $64 million. Please explain how the Company determined this value resulted in the underlying fair value of the Company's common stock to be $0.029604 per share and provide any relevant calculations.

13.   In your April 24, 2009 response letter (comment 28) you state that the "Company ascribed a value to the common stock in May 2007 based upon the December 31, 2006 valuation and subsequent business events." Please clarify if you made any adjustments to the December 31, 2006 valuation as used in May 2007 and if so please explain the revisions.

14.   In addition, we note your response to prior comment 20, which states the December 2006 valuation's primary purpose was to calculate the Company's enterprise value to determine goodwill impairment, while the primary purpose of the December 2007 valuation was to calculate fair value per common share and to value the warrants issued to finance the Various acquisition. You further state that the "unrelated valuation specialist decided to change the method used in the no-IPO scenario to the CSVM in the December 2007 valuation because the primary purpose of the December 2007 valuation was to determine the Company's fair value per common share and to value the warrants issued to finance the Various acquisition as opposed to the December 2006 valuation, whose primary purpose was to determine goodwill impairment." Please explain further why you believe the methodologies used to determine goodwill impairment in your December 31, 2006 valuation were appropriate for purposes of determining the fair value of the Company's underlying common stock in connection with your Series B preferred stock financing but not for determining the fair value of the common stock underlying the warrants in the Various acquisition.

15.   Additionally, considering the proximity of some of the funding dates to the closing of the Various acquisition, tell us why you did not update or revise the May 2007 valuation to reflect such events. For instance, tell us how you considered using IPO scenarios in valuing the underlying common stock for your Series B Convertible Preferred Stock similar to how you determined the value of the underlying common stock for warrants issued in connection with the Various acquisition. In this regard, we note from your response to prior comment 24 that several deadlines in the Stock Purchase Agreement dated September 21, 2007 were missed due to the difficulty in obtaining financing and the consummation of the transaction appeared uncertain. Please expand upon this statement and tell us the date when the Company knew the Various acquisition would close.

Interim Financial Statements – For the Three Months Ended March 31, 2009

Note F – Liability Related to Warrants, page F-44

16.   We note that as a result of adopting EITF 07-5 on January 1, 2009 the Company reclassified 9,780,583 of warrants as a liability with a fair value of $6,341,000 and recorded a gain on remeasurement of the liability of $217,000 for the three

months ended March 31, 2009. Please tell us the value of the underlying common stock used in determining the fair value of the warrants on both January 1, 2009 and March 31, 2009 and tell us how you determined such value. Also, please verify your disclosures where you indicate risk-free interest rate assumptions of 0.4% and 0.57% were used in determining the fair value of these warrants and tell us how you determined such rates.

Exhibit Index, page II-8

17.   We note your response to prior comment 25. The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 51283 (Mar. 1, 2005). In general, cautionary language should be limited to statements of fact. In contrast, your first three bullets and the first sentence of the paragraph following the bullets, which begins, "Accordingly," are statements of speculation: in effect, that the representations and warranties in the agreements included as exhibits,

- Should not in all instances be treated as categorical statements of fact -- but we will not tell you which, if any, instances are the exception;
- May have been qualified by disclosures made to the other party during the negotiation that are not necessarily reflected in the agreement -- but we will not tell you which representations or warranties, if any, have been so qualified, or how;
- May apply a standard of materiality in a way different from what may be viewed as material to investors -- but we will not tell you which, if any, different way; and
- May not describe the "actual" state of affairs as of the date they were made or at any other time -- but we will not tell you the state of affairs they are intended to describe, if any, or as of which date, if any, notwithstanding what the fourth bullet says.

Unlike the paragraph preceding the bullets, and unlike the fourth bullet, the intent and the effect of these three bullets and the first sentence following the bullets is to undermine and to put into question, rather than to put into context, the interpretation and reliability of a document that the Commission has required you to file as an exhibit to your registration statement. You must either specifically identify which representations and warranties are subject to any of the three bullets or the first sentence -- and how they are so affected -- or delete such bullets and sentence. Finally, the second sentence of the paragraph following the bullets, beginning with "As a result," appears to assert that the exhibits are not disclosure documents and may not be relied upon. Please delete this second sentence.

Marc H. Bell
FriendFinder Networks Inc.
June 3, 2009
Page 7

<center>*   *   *   *   *</center>

  As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

  You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

         Sincerely,

         Mark P. Shuman
         Branch Chief – Legal

cc: <u>Via Facsimile (212) 872-1002</u>
   Bruce S. Mendelsohn, Esq.
   Alice Hsu, Esq.
   Akin Gump Strauss Hauer & Feld LLP